UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bronco Drilling Company, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

112211107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112211107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a)  (b) 
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): 
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFI- CIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,166,451 shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,166,451 shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,166,451 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.47%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D dated and filed January 25, 2008 (the “Schedule 13D”) by Third Avenue Management LLC (“TAM”) relating to the shares of the common stock (the “Common Stock”) of Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), and Amendment No. 1 to the Schedule 13D dated and filed on March 6, 2008.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.  Information regarding the ownership of Common Shares set forth herein is as of the close of business on April 7, 2008.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is amended as follows:

TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, as a sub-adviser to certain other institutions, and as an adviser to separately managed accounts.  Certain portfolios of these funds have used working capital to purchase Common Shares upon the orders of TAM acting as adviser or sub-adviser.

Advised Funds:

(i) Met Investors Series Trust of the Third Avenue Small Cap Portfolio, an investment company registered under the Investment Company Act of 1940, has expended $55,519,089.87 to acquire 3,535,538 Common Shares; (ii) Third Avenue Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $33,671,698.75 to acquire 2,189,832 Common Shares; (iii) Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has expended $4,272,980.02 to acquire 276,988 Common Shares; and (iv) Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has expended $2,584,418.29 to acquire 164,093 Common Shares.  TAM plans to use the available capital of these funds and accounts in any future purchase of Common Shares.

Item 4.    Purpose of Transaction

Item 4 is amended as follows:

On April 8, 2008, TAM published an open letter to the Issuer’s Chief Executive Officer stating its opposition to the Merger, which letter is attached hereto as Exhibit A.

TAM may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold the Common Shares as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or (iii) to dispose of, or cause to be disposed, any or all of the Common Shares held by it at any time.

In connection with its consideration of various alternatives, TAM may seek to meet with the board of directors and/or members of senior management or communicate publicly or privately with other stockholders or third parties to indicate its views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally.  As part of any such discussions, TAM may suggest changes in, or take positions relating to, the strategic direction of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may be related to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Except as set forth above, TAM has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 6,166,451 Common Shares, constituting approximately 23.47% of the 26,269,961 Common Shares outstanding.

A.	Met Investors Series Trust of the Third Avenue Small Cap Portfolio

	(a)	Amount beneficially owned: 3,535,538 Common Shares.
	(b)	Percent of class: 13.46%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 3,535,538
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 3,535,538
		(iv)	Shared power to dispose or direct the disposition: 0

B.	Third Avenue Small Cap Value Fund

	(a)	Amount beneficially owned: 2,189,832 Common Shares.
	(b)	Percent of class: 8.34%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 2,189,832
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 2,189,832
		(iv)	Shared power to dispose or direct the disposition: 0

C.	Third Avenue Value Portfolio of the Third Avenue Variable Series Trust

	(a)	Amount beneficially owned: 276,988 Common Shares.
	(b)	Percent of class: 1.05%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 276,988
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 276,988
		(iv)	Shared power to dispose or direct the disposition: 0

D.	Touchstone Variable Series Trust-Touchstone Third Avenue Value Fund

	(a)	Amount beneficially owned: 164,093 Common Shares.
	(b)	Percent of class: 0.62%
	(c)	Number of Common Shares as to which TAM has:

		(i)	Sole power to vote or direct the vote: 164,093
		(ii)	Shared power to vote or direct the vote: 0
		(iii)	Sole power to dispose or direct the disposition: 164,093
		(iv)	Shared power to dispose or direct the disposition: 0

(c) A list of the transactions in the Issuer’s Common Shares that were effected by TAM since March 6, 2008 is attached as Schedule A hereto and is incorporated herein by reference.  All of the transactions listed on Schedule A were effected in the open market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) Not applicable.

Item 7.    Material to be Filed as an Exhibit

The following documents are filed as exhibits:

Schedule A:  List of the transactions in the Issuer’s Common Shares that were effected by TAM since March 6, 2008.

Exhibit A:  Open Letter to Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2008

THIRD AVENUE MANAGEMENT LLC

By:	/s/ W. James Hall
Name: W. James Hall
Title: General Counsel

Schedule A

Fund	Nature of Trade (Purchase or Sell)	Transaction Date	Quantity of Shares	Price per Share or Unit
Met Investors Series Trust	PURCHASE	3/25/08	1,052	15.98
Met Investors Series Trust	PURCHASE	3/26/08	35,900	16.04
Met Investors Series Trust	PURCHASE	3/27/08	76,746	16.09
Met Investors Series Trust	PURCHASE	3/28/08	80,000	16.12
Met Investors Series Trust	PURCHASE	3/31/08	76,149	16.11
Met Investors Series Trust	PURCHASE	4/1/08	50,000	16.14
Met Investors Series Trust	PURCHASE	4/2/08	8,992	16.24
Met Investors Series Trust	PURCHASE	4/3/08	1,496	16.09